SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

CLEAR CHANNEL COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title and Class of Securities)

184502102

(CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella

John Hancock Tower

200 Clarendon Street, 59th Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184502102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 31,808,800
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 31,808,800
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,808,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 184502102	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 31,808,800
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 31,808,800
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,808,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 184502102	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 31,808,800
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 31,808,800
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,808,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 184502102	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 31,808,800
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 31,808,800
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,808,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 184502102	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 31,808,800
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 31,808,800
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,808,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 184502102	13D	Page 7 of 9 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed on May 30, 2007 by the Reporting Persons (the “Schedule 13D”) with respect to the shares of common stock, par value $0.10 per share (the “Shares”), of Clear Channel Communications, Inc., a Texas corporation (the “Issuer”). This Amendment No. 1 is being filed to amend and supplement Item 3 and Item 5 of the Schedule 13D. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following text:

The aggregate purchase price of the additional 535,909 Shares purchased by Highfields I as reported in this Amendment No. 1 was $20,213,344.22, inclusive of brokerage commissions.

The aggregate purchase price of the additional 1,021,683 Shares purchased by Highfields II as reported in this Amendment No. 1 was $38,518,775.06, inclusive of brokerage commissions.

The aggregate purchase price of the additional 5,396,808 Shares purchased by Highfields III as reported in this Amendment No. 1 was $203,560,549.72, inclusive of brokerage commissions.

Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) As of July 25, 2007, Highfields I, Highfields II and Highfields III owned beneficially 3,028,180, 7,036,601 and 21,744,019 Shares, respectively, representing approximately 0.6%, 1.4% and 4.4%, respectively, of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of July 25, 2007, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 31,808,800 Shares owned beneficially by the Funds, representing approximately 6.4% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of July 25, 2007, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 31,808,800 Shares owned beneficially by Highfields Capital Management, representing approximately 6.4% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of July 25, 2007, Highfields Associates, through its control of the Funds, had sole voting and dispositive power with respect to all 31,808,800 Shares owned beneficially by the Funds, representing approximately 6.4% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of July 25, 2007, Mr. Jacobson, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 31,808,800 Shares, representing approximately 6.4% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

CUSIP No. 184502102	13D	Page 8 of 9 Pages

As of July 25, 2007, Mr. Grubman, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 31,808,800 Shares, representing approximately 6.4% of the 496,372,680 shares of the Issuer’s common stock outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected since the last reported filing by the Reporting Persons on Schedule 13D is set forth in Annex A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 184502102	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

July 25, 2007
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

Annex A

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES BY HIGHFIELDS I SINCE THE REPORTING PERSONS’

LAST REPORTED FILING ON SCHEDULE 13D

Date	Number of Shares Purchased (Sold) (1)	Price per Share ($) (2)
7/11/07	51,317	37.70
7/16/07	42,631	37.90
7/16/07	20,795	37.90
7/16/07	46,790	37.88
7/17/07	15,917	37.79
7/17/07	25,479	37.87
7/18/07	415	37.63
7/18/07	9,430	37.74
7/18/07	15,229	37.77
7/18/07	22,632	37.88
7/23/07	23,593	37.63
7/23/07	2,142	37.58
7/23/07	174,589	37.64
7/23/07	23,593	37.63
7/23/07	10,117	37.57
7/24/07	13,480	37.51
7/24/07	11,800	37.64
7/24/07	8,968	37.44
7/24/07	16,992	37.61

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES BY HIGHFIELDS II SINCE THE REPORTING PERSONS’

LAST REPORTED FILING ON SCHEDULE 13D

Date	Number of Shares Purchased (Sold) (1)	Price per Share ($) (2)
7/16/07	57,623	37.90
7/16/07	63,244	37.88
7/16/07	28,109	37.90
7/17/07	37,106	37.79
7/17/07	59,395	37.87
7/18/07	968	37.63
7/18/07	52,800	37.88
7/18/07	35,491	37.77
7/18/07	22,000	37.74
7/23/07	4,994	37.58
7/23/07	406,965	37.64
7/23/07	54,995	37.65
7/23/07	54,995	37.63
7/23/07	23,582	37.57
7/24/07	31,416	37.51
7/24/07	27,500	37.64
7/24/07	20,900	37.44
7/24/07	39,600	37.61

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES BY HIGHFIELDS III SINCE THE REPORTING PERSONS’

LAST REPORTED FILING ON SCHEDULE 13D

Date	Number of Shares Purchased (Sold) (1)	Price per Share ($) (2)
7/11/07	148,683	37.70
7/16/07	339,966	37.88
7/16/07	151,096	37.90
7/16/07	309,746	37.90
7/17/07	115,653	37.79
7/17/07	185,126	37.87
7/18/07	164,568	37.88
7/18/07	110,604	37.77
7/18/07	400,000	37.81
7/18/07	68,570	37.74
7/18/07	3,017	37.63
7/19/07	450,000	37.80
7/20/07	440,000	37.67
7/23/07	171,412	37.63
7/23/07	171,412	37.65
7/23/07	73,501	37.57
7/23/07	15,564	37.58
7/23/07	437,300	37.60
7/23/07	1,268,446	37.64
7/24/07	97,904	37.51
7/24/07	85,700	37.64
7/24/07	65,132	37.44
7/24/07	123,408	37.61

(1)	All purchases/sales were effected through open market transactions.

(2)	Inclusive of brokerage commissions.